UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 6, 2022

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In the Matter of

EGPI Firecreek, Inc.
2911 Turtle Creek Boulevard
Suite 300
Dallas, TX 75219

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11660

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      EGPI Firecreek, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 6, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief